EXHIBIT 99.2

Cameco Corporation

2015 Consolidated Audited Financial Statements

February 4, 2016

Cameco Corporation

2015 consolidated financial statements

February 4, 2016

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2015.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit and finance committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit and finance committee. The audit and finance committee reviews the consolidated financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 4, 2016	February 4, 2016

Independent auditors’ report

To the Shareholders and Board of Directors of Cameco Corporation:

We have audited the accompanying consolidated financial statements of Cameco Corporation, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cameco Corporation as at December 31, 2015 and December 31, 2014 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Original signed by KPMG LLP

Chartered Professional Accountants

February 4, 2016

Saskatoon, Canada

Consolidated statements of earnings

For the years ended December 31	Note	2015	2014
($Cdn thousands, except per share amounts)
Revenue from products and services		$2,754,378	$2,397,532

Cost of products and services sold		1,744,815	1,420,768
Depreciation and amortization		312,518	338,983

Cost of sales		2,057,333	1,759,751

Gross profit		697,045	637,781
Administration		186,810	176,385
Impairment charges	9, 12	215,488	326,693
Exploration		40,259	46,565
Research and development		6,587	5,044
Loss on disposal of assets	9	2,326	44,762

Earnings from operations		245,575	38,332
Finance costs	20	(103,615)	(111,853)
Loss on derivatives	27	(280,610)	(121,160)
Finance income		5,417	7,402
Share of loss from equity-accounted investees	12	(758)	(17,141)
Other income	21	54,723	85,322

Loss before income taxes		(79,268)	(119,098)
Income tax recovery	22	(142,630)	(175,268)

Net earnings from continuing operations		63,362	56,170
Net earnings from discontinued operation	6	—	127,243

Net earnings		$63,362	$183,413

Equity holders		65,286	185,234
Non-controlling interest		(1,924)	(1,821)

Net earnings		$63,362	$183,413

Continuing operations		0.16	0.15
Discontinued operation		—	0.32

Total basic earnings per share	23	$0.16	$0.47

Continuing operations		0.16	0.15
Discontinued operation		—	0.32

Total diluted earnings per share	23	$0.16	$0.47

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended December 31	Note	2015	2014
($Cdn thousands)
Net earnings		$63,362	$183,413

Other comprehensive income (loss), net of taxes:	22
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability		2,015	(7,952)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		182,089	58,890
Gains on derivatives designated as cash flow hedges transferred to net earnings - discontinued operation		—	(300)
Unrealized gains on available-for-sale assets		22	(613)
Losses on available-for-sale assets transferred to earnings		—	2

Other comprehensive income, net of taxes		184,126	50,027

Total comprehensive income		$247,488	$233,440

Comprehensive income from continuing operations		247,488	106,497
Comprehensive income from discontinued operation	6	—	126,943

Total comprehensive income		$247,488	$233,440

Other comprehensive income (loss) attributable to:

Equity holders		$184,288	$49,969
Non-controlling interest		(162)	58

Other comprehensive income for the year		$184,126	$50,027

Total comprehensive income (loss) attributable to:

Equity holders		$249,574	$235,203
Non-controlling interest		(2,086)	(1,763)

Total comprehensive income for the year		$247,488	$233,440

See accompanying notes to consolidated financial statements.

Consolidated statements of financial position

As at December 31	Note	2015	2014
($Cdn thousands)
Assets
Current assets
Cash and cash equivalents		$458,604	$566,583
Accounts receivable	7	246,865	455,002
Current tax assets		493	3,096
Inventories	8	1,285,266	902,278
Supplies and prepaid expenses		180,544	130,406
Current portion of long-term receivables, investments and other	11	12,193	10,341

Total current assets		2,183,965	2,067,706

Property, plant and equipment	9	5,228,160	5,291,021
Goodwill and intangible assets	10	217,130	201,102
Long-term receivables, investments and other	11	449,236	423,280
Investments in equity-accounted investees	12	2,472	3,230
Deferred tax assets	22	713,674	486,328

Total non-current assets		6,610,672	6,404,961

Total assets		$8,794,637	$8,472,667

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	13	$317,856	$316,258
Current tax liabilities		56,494	51,719
Dividends payable		39,579	39,579
Current portion of other liabilities	16	241,113	87,883
Current portion of provisions	17	16,595	20,375

Total current liabilities		671,637	515,814

Long-term debt	15	1,492,237	1,491,198
Other liabilities	16	132,142	172,034
Provisions	17	918,163	825,935
Deferred tax liabilities	22	35,179	23,882

Total non-current liabilities		2,577,721	2,513,049

Shareholders’ equity
Share capital		1,862,646	1,862,646
Contributed surplus		209,115	196,815
Retained earnings		3,241,902	3,333,099
Other components of equity		233,357	51,084

Total shareholders’ equity attributable to equity holders		5,547,020	5,443,644

Non-controlling interest		(1,741)	160

Total shareholders’ equity		5,545,279	5,443,804

Total liabilities and shareholders’ equity		$8,794,637	$8,472,667

Commitments and contingencies [notes 9, 17, 22]

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in equity

	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Available- for-sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2015	$1,862,646	$196,815	$3,333,099	$51,667	$—	$(583)	$5,443,644	$160	$5,443,804

Net earnings (loss)	—	—	65,286	—	—	—	65,286	(1,924)	63,362
Other comprehensive income (loss)	—	—	2,015	182,251	—	22	184,288	(162)	184,126

Total comprehensive income (loss)	—	—	67,301	182,251	—	22	249,574	(2,086)	247,488

Share-based compensation	—	16,853	—	—	—	—	16,853	—	16,853
Share options exercised	—	(4,553)	—	—	—	—	(4,553)	—	(4,553)
Change in ownership interest in subsidiary	—	—	(185)	—	—	—	(185)	185	—
Dividends	—	—	(158,313)	—	—	—	(158,313)	—	(158,313)

Balance at December 31, 2015	$1,862,646	$209,115	$3,241,902	$233,918	$—	$(561)	$5,547,020	$(1,741)	$5,545,279

Balance at January 1, 2014	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394

Net earnings (loss)	—	—	185,234	—	—	—	185,234	(1,821)	183,413
Other comprehensive income (loss)	—	—	(7,952)	58,832	(300)	(611)	49,969	58	50,027

Total comprehensive income (loss)	—	—	177,282	58,832	(300)	(611)	235,203	(1,763)	233,440

Share-based compensation	—	15,808	—	—	—	—	15,808	—	15,808
Share options exercised	7,975	(5,375)	—	—	—	—	2,600	—	2,600
Dividends	—	—	(158,232)	—	—	—	(158,232)	—	(158,232)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	794	794

Balance at December 31, 2014	$1,862,646	$196,815	$3,333,099	$51,667	$—	$(583)	$5,443,644	$160	$5,443,804

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31 ($Cdn thousands)	Note	2015	2014
Operating activities
Net earnings		$63,362	$183,413
Adjustments for:
Depreciation and amortization		312,518	338,983
Deferred charges		5,834	61,869
Unrealized loss on derivatives		92,166	40,569
Share-based compensation	25	16,853	15,808
Loss on sale of assets		2,326	44,762
Finance costs	20	103,615	111,853
Finance income		(5,417)	(7,402)
Share of loss in equity-accounted investees		758	17,141
Impairment charge	9, 12	215,488	326,693
Other income	21	(54,409)	(35,353)
Discontinued operation	6	—	(127,243)
Income tax recovery	22	(142,630)	(175,268)
Interest received		3,922	5,935
Income taxes paid		(92,758)	(233,716)
Other operating items	24	(71,618)	(87,862)

Net cash provided by operations		450,010	480,182

Investing activities
Additions to property, plant and equipment		(358,562)	(480,108)
Increase in long-term receivables, investments and other		17,557	11,569
Proceeds from sale of property, plant and equipment		198	701

Net cash used in investing (continuing operations)		(340,807)	(467,838)
Net cash provided by investing (discontinued operation)	6	—	447,096

Net cash used in investing		(340,807)	(20,742)

Financing activities
Increase in debt		—	496,476
Decrease in debt		(10)	(351,046)
Interest paid		(69,507)	(78,144)
Proceeds from issuance of shares, stock option plan		—	6,228
Contributions from non-controlling interest		—	794
Dividends paid		(158,313)	(158,200)

Net cash used in financing		(227,830)	(83,892)

Increase (decrease) in cash and cash equivalents, during the year		(118,627)	375,548
Exchange rate changes on foreign currency cash balances		10,648	3,126
Cash and cash equivalents, beginning of year		566,583	187,909

Cash and cash equivalents, end of year		$458,604	$566,583

Cash and cash equivalents is comprised of:
Cash		$240,603	$86,664
Cash equivalents		218,001	479,919

Cash and cash equivalents		$458,604	$566,583

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2015 and 2014

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2015 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2.	Significant accounting policies

A.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 4, 2016.

B.	Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

C.	Consolidation principles

i.	Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments.

ii.	Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

iii.	Investments in equity-accounted investees

Cameco’s investments in equity-accounted investees include investments in associates and joint ventures.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

iv.	Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

v.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D.	Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i.	Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii.	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E.	Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase.

F.	Short-term investments

Short-term investments are comprised of money market instruments with terms to maturity between three and 12 months.

G.	Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

H.	Property, plant and equipment

i.	Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii.	Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until the production stage commences. After a mine property has been brought into the production stage, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

The production stage is reached when a mine property is in the condition necessary for it to be capable of operating in the manner intended by management. The criteria used to assess the start date of the production stage are determined based on the nature of each mine construction project, including the complexity of a mine site. A range of factors is considered when determining whether the production stage has been reached, which includes, but is not limited to, the demonstration of sustainable production at or near the level intended (such as the demonstration of continuous throughput levels at or above a target percentage of the design capacity).

iii.	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	3 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv.	Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters the production stage or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v.	Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

I.	Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

J.	Leased assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s consolidated statements of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term.

K.	Finance income and finance costs

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, and changes in the fair value of non-derivative financial instruments. Interest income and interest expense are recognized in earnings as they accrue, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions, changes in the fair value of non-derivative financial instruments and costs incurred on redemption of debentures.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

L.	Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

M.	Impairment

i.	Non-derivative financial assets

Financial assets not classified as fair value through profit and loss are assessed at each reporting date to determine whether there is objective evidence of impairment. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in equity, to earnings. The cumulative loss that is removed from other comprehensive income and recognized in earnings is the difference between the acquisition cost, net of any principal payment and amortization, and the current fair value, less any impairment loss previously recognized in earnings.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in earnings, then the impairment loss is reversed through earnings, otherwise, it is reversed through other comprehensive income. Impairment losses on available-for-sale equity securities that are recognized in earnings are never reversed through earnings.

ii.	Non-financial assets

The carrying amounts of Cameco’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

N.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i.	Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii.	Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

P.	Employee future benefits

i.	Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii.	Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv.	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v.	Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

Q.	Revenue recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when the risks and rewards of ownership pass to the customer and collection is reasonably assured. Cameco’s sales are pursuant to an enforceable contract that indicates the type of sales arrangement, pricing and delivery terms, as well as details related to the transfer of title.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion supply

In a conversion supply arrangement, Cameco is contractually obligated to provide converted uranium of acceptable origins to its customers. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided.

R.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

i.	Non-derivative financial assets and financial liabilities

At initial recognition, Cameco classifies each of its financial assets and financial liabilities into one of the following categories:

Fair value through profit or loss

A financial asset or liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Cameco classifies a financial instrument as held-for-trading if it was acquired principally for the purpose of selling or repurchasing in the near term, or if it is part of a portfolio with evidence of a recent pattern of short-term profit taking. Directly attributable transaction costs are recognized in earnings as incurred. These financial assets and financial liabilities are measured at fair value, with any gains or losses on revaluation being recognized in earnings.

Held-to-maturity

Held-to-maturity investments are financial assets that an entity has the intention and ability to hold until maturity, provide fixed or determinable payments and contain a fixed maturity date. Assets in this category are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are financial assets that provide fixed or determinable payments and are not quoted in an active market. Assets in this category are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.

Available-for-sale assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified into any of the other categories. These assets are measured at fair value plus any directly attributable transaction costs with any gains or losses on re-measurement recognized in other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the asset is derecognized or impaired, then the cumulative gain or loss in other comprehensive income is transferred to earnings.

Other financial liabilities

This category consists of all non-derivative financial liabilities that do not meet the definition of held-for-trading liabilities, and that have not been designated as liabilities at fair value through profit or loss. These liabilities are initially recognized at fair value less any directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Transaction costs arising on the issue of equity instruments are recognized directly in equity. Transaction costs that are directly related to the probable issuance of a security that is classified as a financial liability is deducted from the amount of the financial liability when it is initially recognized, or recognized in earnings when the issuance is no longer probable.

Cameco derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred.

A financial liability is derecognized when its contractual obligations are discharged or cancelled, or expire.

ii.	Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Except for those designated as hedging instruments, all derivative financial instruments are recorded at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, changes in fair value are recognized in earnings.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation. The Company does not have any instruments that have been designated as hedge transactions at December 31, 2015.

Separable embedded derivatives

Derivatives may be embedded in other financial instruments or executory contracts (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in earnings through gains or losses on derivatives.

S.	Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Current tax assets and liabilities are measured at the amount expected to be paid or recovered from the taxation authorities.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

T.	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

U.	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s Chief Executive Officer.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

W.	Discontinued operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are combined and presented as net earnings from discontinued operations in the consolidated statements of earnings.

3.	Accounting standards

A.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the year ended December 31, 2015, and have not been applied in preparing these consolidated financial statements. Cameco does not intend to early adopt any of the following amendments to existing standards and does not expect the amendments to have a material impact on the financial statements, unless otherwise noted.

i.	Revenue

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The extent of the impact of adoption of IFRS 15 has not yet been determined.

ii.	Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial assets, a new expected credit loss model for calculating impairment on financial assets and new hedge accounting requirements. It also carries forward, from IAS 39, guidance on recognition and derecognition of financial instruments.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

iii.	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The extent of the impact of adoption of IFRS 16 has not yet been determined.

4.	Determination of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any recurring fair value measurements that are categorized as level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 9 - Property, plant and equipment

Note 10 - Goodwill and intangible assets

Note 12 - Equity-accounted investees

Note 25 - Share-based compensation plans

Note 27 - Financial instruments and risk management

5.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A.	Recoverability of long-lived and intangible assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets when there is an indication of possible impairment. Goodwill and intangible assets not yet available for use or with indefinite useful lives are tested for impairment annually. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B.	Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C.	Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or mineral reserves may result in a material change in the amount charged to earnings.

D.	Income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E.	Commencement of production stage

Until a mining property is declared as being in the production stage, all costs related to its development are capitalized. The determination of the date on which a mine enters the production stage is a matter of judgment that impacts when capitalization of development costs ceases and depreciation of the mining property commences and is charged to earnings. Refer to note 2 (h)(ii) for further information on the criteria used to make this assessment.

F.	Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

G.	Purchase price allocations

The purchase price related to a business combination or asset acquisition is allocated to the underlying acquired assets and liabilities based on their estimated fair values at the time of acquisition. The determination of fair value requires Cameco to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Cameco’s reported assets and liabilities and future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

H.	Determination of joint control

Cameco conducts certain operations through joint ownership interests. Judgment is required in assessing whether Cameco has joint control over the investee, which involves determining the relevant activities of the arrangement and whether decisions around relevant activities require unanimous consent. Judgment is also required to determine whether a joint arrangement should be classified as a joint venture or joint operation. Classifying the arrangement requires us to assess our rights and obligations arising from the arrangement. Specifically, management considers the structure of the joint arrangement and whether it is structured through a separate vehicle and when the arrangement is structured through a separate vehicle, we also consider the rights and obligations arising from the legal form of the separate vehicle, the terms of the contractual arrangements and other facts and circumstances, when relevant. This judgment influences whether we equity account or proportionately consolidate our interest in the arrangement.

6.	Discontinued operation

On March 27, 2014, Cameco completed the sale of its 31.6% limited partnership interest in Bruce Power L.P. (BPLP) which operates the four Bruce B nuclear reactors in Ontario. The aggregate sale price for Cameco’s interest in BPLP and certain related entities was $450,000,000. The sale has been accounted for effective January 1, 2014. Cameco received net proceeds of approximately $447,096,000 and realized an after tax gain of $127,243,000 on this divestiture.

As a result of the transaction, Cameco presented the results of BPLP as a discontinued operation and revised its statement of earnings, statement of comprehensive income and statement of cash flows to reflect this change in presentation. Net earnings from this discontinued operation are as follows:

	2015	2014
Share of earnings from BPLP and related entities	$—	$—
Tax expense	—	—

	—	—
Gain on disposal of BPLP and related entities	—	144,912
Tax expense on disposal	—	17,669

	—	127,243

Net earnings from discontinued operation	$—	$127,243

7.	Accounts receivable

	2015	2014
Trade receivables	$236,859	$428,850
HST/VAT receivables	6,239	19,523
Other receivables	3,767	6,629

Total	$246,865	$455,002

The Company’s exposure to credit and currency risks as well as impairment loss related to trade and other receivables, excluding harmonized sales tax (HST)/value added tax (VAT) receivables is disclosed in note 27.

8.	Inventories

	2015	2014
Uranium
Concentrate	$887,083	$500,342
Broken ore	41,722	21,289

	928,805	521,631

NUKEM	216,361	251,942

Fuel services	140,100	128,705

Total	$1,285,266	$902,278

In the second quarter of 2015, the production stage was reached at Cameco’s Cigar Lake operation. Effective May 1, 2015, we commenced charging all production costs, including depreciation, to inventory and subsequently recognizing in cost of sales as the product is sold.

Cameco expensed $1,935,000,000 of inventory as cost of sales during 2015 (2014 - $1,698,000,000). Included in cost of sales is a $3,400,000 net recovery, resulting from the reversal of previous NUKEM inventory write-downs to reflect net realizable value (2014 - $4,300,000).

NUKEM enters into financing arrangements where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (note 16). In addition, NUKEM is required to pledge the underlying inventory as security against these performance obligations. As of December 31, 2015, NUKEM had $97,945,000 ($70,770,000 (US)) of inventory pledged as security under financing arrangements ((2014 - $94,378,000 ($81,353,000 (US)).

9.	Property, plant and equipment

At December 31, 2015

	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$3,423,736	$1,984,721	$120,072	$1,962,500	$1,084,715	$8,575,744
Additions	35,579	23,919	1,329	292,443	2,450	355,720
Transfers	1,245,941	508,007	5,950	(1,747,248)	(12,650)	—
Change in reclamation provision	26,348	—	—	—	—	26,348
Disposals	(7,491)	(38,077)	(9,198)	(2,476)	(229)	(57,471)
Effect of movements in exchange rates	138,047	49,918	3,146	7,082	72,814	271,007

End of year	4,862,160	2,528,488	121,299	512,301	1,147,100	9,171,348

Accumulated depreciation and impairment
Beginning of year	1,769,526	1,164,969	104,101	91,621	154,506	3,284,723
Depreciation charge	232,179	133,655	12,925	—	192	378,951
Transfers	21,368	94	—	(21,462)	—	—
Disposals	(2,296)	(37,530)	(9,168)	—	—	(48,994)
Impairment charge(a)	120,343	70,827	108	18,522	—	209,800
Effect of movements in exchange rates	85,082	21,293	2,478	—	9,855	118,708

End of year	2,226,202	1,353,308	110,444	88,681	164,553	3,943,188

Net book value at December 31, 2015	$2,635,958	$1,175,180	$10,855	$423,620	$982,547	$5,228,160

At December 31, 2014

	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$2,971,894	$1,819,611	$97,220	$1,904,400	$1,072,242	$7,865,367
Additions	26,688	18,288	5,716	407,492	14,640	472,824
Transfers	143,639	152,564	17,171	(313,374)	—	—
Change in reclamation provision	228,223	—	—	—	—	228,223
Disposals(c)	(902)	(24,463)	(1,111)	(40,664)	(10,984)	(78,124)
Effect of movements in exchange rates	54,194	18,721	1,076	4,646	8,817	87,454

End of year	3,423,736	1,984,721	120,072	1,962,500	1,084,715	8,575,744

Accumulated depreciation and impairment
Beginning of year	1,491,681	1,019,529	81,216	70,159	161,789	2,824,374
Depreciation charge	185,238	111,980	23,574	94	161	321,047
Transfers	(4,190)	4,190	—	—	—	—
Disposals	(678)	(16,736)	(336)	—	(7,160)	(24,910)
Impairment charge(b)	66,084	38,968	—	21,368	—	126,420
Effect of movements in exchange rates	31,391	7,038	(353)	—	(284)	37,792

End of year	1,769,526	1,164,969	104,101	91,621	154,506	3,284,723

Net book value at December 31, 2014	$1,654,210	$819,752	$15,971	$1,870,879	$930,209	$5,291,021

Cameco has contractual capital commitments of approximately $55,000,000 at December 31, 2015. Certain of the contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contract. The majority of this amount is expected to be incurred in 2016.

(a) During 2015, Cameco recognized a $209,800,000 impairment charge relating to its Rabbit Lake mill in northern Saskatchewan, which is part of its uranium segment. Due to increased uncertainty around future production sources for the Rabbit Lake mill as a result of ongoing economic conditions, the Company concluded it was appropriate to recognize an impairment charge. The amount of the charge was determined as the excess of the carrying value over the recoverable amount. The recoverable amount of the mill was determined to be $68,971,000 based on a fair value less costs to sell model, which incorporated the future cash flows expected to be derived from the mill. It is categorized as a non-recurring level 3 fair value measurement.

The discount rate used in the fair value less costs to sell calculation was 8% and was determined based on a market participant’s incremental borrowing cost, adjusted for the marginal return that the participant would expect to use on an investment in the mill. The recoverable amount is not sensitive to changes in the discount rate. Other key assumptions include operating and capital cost forecasts and the margin applied. Operating and capital cost forecasts have been determined based on management’s internal cost estimates. A 10% increase in these cost assumptions decreases the recoverable amount by $7,900,000.

(b) During 2014, Cameco recognized a $126,420,000 impairment charge relating to its Rabbit Lake mine in northern Saskatchewan, which is part of its uranium segment. Due to the deferral of various projects that were related to planned production over the remaining life of the Eagle Point mine, the Company concluded it was appropriate to recognize an impairment charge. The amount of the charge was determined as the excess of the carrying value over the recoverable amount. The recoverable amount of the mine was determined to be $28,570,000 based on a fair value less costs to sell model, which incorporated the future cash flows expected to be derived from the mine. It is categorized as a non-recurring level 3 fair value measurement.

The discount rate used in the fair value less costs to sell calculation was 8% and was determined based on a market participant’s incremental borrowing cost, adjusted for the marginal return that the participant would expect to use on an investment in the mine. The recoverable amount is not sensitive to changes in the discount rate. Other key assumptions include uranium price forecasts and operating and capital cost forecasts. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s expectation of prices that a market participant would use. Operating and capital cost forecasts have been determined based on management’s internal cost estimates. A $1/lb decrease in the uranium price assumption decreases the recoverable amount by $17,600,000.

(c) Due to extended low market conditions and continued efforts to reduce costs, certain projects were re-evaluated. As a result, the Company wrote off $40,664,000 of assets under construction on these projects in 2014.

10.	Goodwill and intangible assets

A.	Reconciliation of carrying amount

At December 31, 2015

	Goodwill	Contracts	Intellectual property	Patents	Total
Cost
Beginning of year	$102,526	$101,549	$118,819	$10,141	$333,035
Effect of movements in exchange rates	19,788	19,599	—	1,957	41,344

End of year	122,314	121,148	118,819	12,098	374,379

Accumulated amortization
Beginning of year	—	88,978	40,992	1,963	131,933
Amortization charge	—	2,458	4,438	609	7,505
Effect of movements in exchange rates	—	17,373	—	438	17,811

End of year	—	108,809	45,430	3,010	157,249

Net book value at December 31, 2015	$122,314	$12,339	$73,389	$9,088	$217,130

At December 31, 2014

	Goodwill	Contracts	Intellectual property	Patents	Total
Cost
Beginning of year	$93,998	$93,102	$118,819	$9,298	$315,217
Effect of movements in exchange rates	8,528	8,447	—	843	17,818

End of year	102,526	101,549	118,819	10,141	333,035

Accumulated amortization
Beginning of year	—	82,960	36,940	1,286	121,186
Amortization charge	—	(1,438)	4,052	531	3,145
Effect of movements in exchange rates	—	7,456	—	146	7,602

End of year	—	88,978	40,992	1,963	131,933

Net book value at December 31, 2014	$102,526	$12,571	$77,827	$8,178	$201,102

B.	Amortization

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing Inc. (CFM), patents acquired with UFP Investments LLC (UFP) and purchase and sales contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The patents acquired with UFP are being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029. The NUKEM purchase and sales contracts will be amortized to earnings over the remaining terms of the underlying contracts, which extend to 2022. Amortization of the purchase contracts is allocated to the cost of inventory and is included in cost of products and services sold as inventory is sold. Sales contracts are amortized to revenue. Approximately $3,517,000 of pre-tax earnings (in USD) relating to the amortization of the fair value allocated to the NUKEM contracts will be amortized in 2016 with the remaining balance being recognized fairly evenly each year through 2022.

C.	Impairment test

For the purpose of impairment testing, goodwill is attributable to NUKEM, which is considered a CGU.

The recoverable amount of NUKEM was estimated based on a value in use calculation, which involved discounting the future cash flows expected to be generated from the continuing use of the CGU. The estimated recoverable amount of NUKEM exceeded its carrying amount by approximately $55,524,000 (US) and therefore no impairment loss was recognized.

Five years of cash flows were included in the discounted cash flow model. Any cash flows expected to be generated beyond the initial five-year period were extrapolated using a terminal value growth rate. The projected cash flows included in the calculation were based upon NUKEM’s approved financial forecasts and strategic plan, which incorporate NUKEM’s current contract portfolio as well as management’s expectations regarding future business activity. The key assumptions used in the estimation of the value in use were as follows:

2015
Discount rate (pre-tax)	11.8%
Discount rate (post-tax)	8.8%
Terminal value growth rate	2.5%

The discount rate was determined based on NUKEM’s internal weighted average cost of capital, adjusted for the marginal return a market participant would expect to earn on an investment in the entity. It represents a nominal, post-tax figure. The terminal value growth rate was determined based on management’s expected average annual long-term growth in the uranium industry. The rate represents a nominal figure and is consistent with forecast economic growth rates observed in the market.

Other key assumptions include uranium price forecasts and perpetual cash flows. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s experience and industry expertise. These prices are consistent with expected long-term prices observed in the market. Perpetual cash flows have been determined based on management’s expectation of future business activity.

Cameco has validated the results of the value in use calculation by performing sensitivity tests on its key assumptions. Holding all other variables constant, the decreases in recoverable amount created by marginal changes in each of the key assumptions are as follows:

	Change in assumption	Amount of decrease
Discount rate	1% increase	$37,222
Terminal value growth rate	1% decrease	30,805
Uranium prices	$1/lb decrease	6,001
Perpetual annual cash flow	$1 million (US) decrease	11,131

As a result of these tests, the Company believes that any reasonably possible changes in the key assumptions would not result in NUKEM’s carrying amount exceeding its recoverable amount.

11.	Long-term receivables, investments and other

	2015	2014
Investments in equity securities [note 27]	$938	$6,601
Derivatives [note 27]	11,143	3,889
Advances receivable from JV Inkai LLP [note 32]	87,188	91,672
Investment tax credits	93,972	90,658
Amounts receivable related to tax dispute [note 22]	232,614	211,604
Other	35,574	29,197

	461,429	433,621
Less current portion	(12,193)	(10,341)

Net	$449,236	$423,280

12.	Equity-accounted investees

Associates

i.	GE-Hitachi Global Laser Enrichment LLC (GLE)

GLE primarily operates in North Carolina and is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium. Cameco owns a 24% interest in GLE and accounts for it under the equity method of accounting.

During 2014, a decision was made by the majority partner of GLE to significantly reduce funding of the project. Because the technology is unique to the industry and inherently risky, the significant reduction of funding introduced a further level of risk and jeopardized the viability of the project. As a result, Cameco determined the fair value less costs to sell to be nil and as such recognized an impairment charge of $183,615,000, which represented the full amount of Cameco’s investment. Future contributions to the project are being reflected in net earnings.

The following table summarizes the share of GLE’s earnings that Cameco has recognized:

	2015	2014
Loss from operations and comprehensive loss	$—	$(55,279)
Cameco’s share of loss from operations and comprehensive loss (24%)	$—	$(13,267)

Following the impairment of the investment in 2014, Cameco discontinued recognizing its share of losses in GLE. Cameco’s contributions to GLE are recorded in earnings as research and development.

ii.	Other associate

Cameco has one other associate. The following table summarizes the carrying amount and share of loss and other comprehensive income of this associate:

	2015	2014
Carrying amount of associate	$2,472	$3,230
Share of loss from operations and comprehensive loss	$(758)	$(3,874)

At December 31, 2015, the quoted value of the Company’s share in this associate that has shares listed on a recognized stock exchange was $7,503,000 (2014 - $14,256,000).

13.	Accounts payable and accrued liabilities

	2015	2014
Trade payables	$199,084	$183,120
Non-trade payables	107,731	114,174
Payables due to related parties	11,041	18,964

Total	$317,856	$316,258

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 27.

14.	Short-term debt

Cameco borrows directly in the commercial paper market. At December 31, 2015 and 2014, there was no commercial paper outstanding.

NUKEM has a multicurrency revolving loan facility that is available until October 1, 2020. Total funds of €75,000,000 are available under the facility, with the option to increase the facility by an additional €25,000,000. Amounts can be drawn in either Euros or US dollars in the form of bank overdrafts, letters of credit, short-term loans or foreign exchange facilities. Any amounts drawn in Euros bear interest at a rate equal to the comparable EURIBOR on the draw date plus 0.6%, while amounts drawn in US dollars bear interest at a rate equal to the comparable LIBOR on the draw date plus 0.6%.

At December 31, 2015 and 2014, there were no amounts withdrawn against the facility. As of December 31, 2015, NUKEM has $406,000 (US) in letters of credit outstanding against the facility in support of performance obligations under outstanding delivery contracts (2014 - $356,000 (US)).

The terms of the facility contain a financial covenant that requires NUKEM to maintain a minimum working capital to debt ratio of 1.35. The facility also stipulates Cameco as a guarantor for NUKEM’s withdrawals and requires the Company to maintain a credit rating of at least BBB-. Failure to comply with these covenants could result in cancellation of the facility and accelerated payment of any outstanding amounts. As of December 31, 2015, NUKEM and Cameco were in compliance with the covenants and the Company does not expect its operating and investing activities in 2016 to be constrained by them.

15.	Long-term debt

	2015	2014
Unsecured debentures
Series D - 5.67% debentures due September 2, 2019	$497,954	$497,465
Series E - 3.75% debentures due November 14, 2022	398,097	397,857
Series F - 5.09% debentures due November 14, 2042	99,243	99,230
Series G - 4.19% debentures due June 24, 2024	496,943	496,646

Total	$1,492,237	$1,491,198

On June 24, 2014, Cameco issued $500,000,000 of Series G debentures and announced the early redemption of the outstanding Series C debentures. The Series G debentures bear interest at a rate of 4.19% per annum. The net proceeds of the issue after deducting expenses were approximately $496,400,000. The debentures mature on June 24, 2024 and are being amortized at an effective interest rate of 4.28%. The $300,000,000 principal amount of the Series C debentures was redeemed on July 16, 2014. The company incurred total charges of $12,135,000 in relation to the early redemption of these debentures (note 20).

Cameco has a $1,250,000,000 unsecured revolving credit facility that is available until November 1, 2019. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,250,000,000 by increments no less than $50,000,000, to a total of $1,750,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2015 and 2014, there were no amounts outstanding under this facility.

Cameco has $1,490,809,000 (2014 - $1,068,420,000) in letter of credit facilities. Outstanding and committed letters of credit at December 31, 2015 amounted to $1,384,061,000 (2014 - $950,716,000), the majority of which relate to future decommissioning and reclamation liabilities (note 17).

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2015, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2016 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

2016	2017	2018	2019	2020	Thereafter	Total
$—	—	—	497,954	—	994,283	$1,492,237

16.	Other liabilities

	2015	2014
Deferred sales	$132,904	$123,298
Derivatives [note 27]	168,236	67,916
Accrued pension and post-retirement benefit liability [note 26]	64,135	61,670
Other	7,980	7,033

	373,255	259,917
Less current portion	(241,113)	(87,883)

Net	$132,142	$172,034

Deferred sales includes $110,749,000 ($80,021,000 (US)) of performance obligations relating to financing arrangements entered into by NUKEM (2014 - $107,076,000 ($92,299,000 (US))) (note 8).

17.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$828,015	$18,295	$846,310
Changes in estimates and discount rates	26,348	58	26,406
Provisions used during the period	(10,848)	(959)	(11,807)
Unwinding of discount	21,098	330	21,428
Effect of movements in exchange rates	52,421	—	52,421

End of period	$917,034	$17,724	$934,758

Current	$12,994	$3,601	$16,595
Non-current	904,040	14,123	918,163

	$917,034	$17,724	$934,758

A.	Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its existing operating assets to be $974,785,000 (2014 - $874,314,000). The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2021. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $1,010,784,000 (2014 - $910,902,000) in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2015	2014
Uranium	$741,561	$682,769
Fuel services	175,473	145,246

Total	$917,034	$828,015

B.	Waste disposal

The Fuel Services division consists of the Blind River refinery, Port Hope conversion facility and Cameco Fuel Manufacturing Inc. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.) and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total future costs related to existing waste disposal to be $17,158,000 (2014 - $18,100,000). These outflows are expected to occur within the next three years.

18.	Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, and

•	One Class B share

A.	Common Shares

Number issued (number of shares)	2015	2014
Beginning of year	395,792,522	395,477,230

Issued:
Stock option plan [note 25]	—	315,292

Total	395,792,522	395,792,522

All issued shares are fully paid.

B.	Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C.	Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2015, the dividend declared per share was $0.40 (December 31, 2014 - $0.40).

19.	Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development and property, plant and equipment:

	2015	2014
Wages and salaries	$397,730	$353,254
Statutory and company benefits	65,936	66,456
Equity-settled share-based compensation [note 25]	22,148	21,048
Expenses related to defined benefit plans [note 26]	5,003	7,605
Contributions to defined contribution plans [note 26]	17,961	17,274
Cash-settled share-based compensation [note 25]	(1,011)	(1,616)

Total	$507,767	$464,021

20.	Finance costs

	2015	2014
Interest on long-term debt	$74,969	$67,614
Unwinding of discount on provisions	21,428	20,671
Other charges	7,101	6,531
Loss on redemption of Series C debentures [note 15]	—	12,135
Interest on short-term debt	117	4,902

Total	$103,615	$111,853

No borrowing costs were determined to be eligible for capitalization during the year.

21.	Other income (expense)

	2015	2014
Foreign exchange gains	$59,323	$34,731
Contract settlement	—	65,557
Contract termination fee	—	(18,304)
Other	(4,600)	3,338

Total	$54,723	$85,322

In 2014, Cameco recorded an early termination fee of $18,304,000, incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd., which was to expire in 2016.

In addition, Cameco recorded a gain with respect to a long-term supply contract with one of its utility customers. The $65,557,000 reflected as income from contract settlement related to deliveries that the customer refused to take in the years 2012 through 2017. This represented the full amount to be received in relation to this contract dispute.

22.	Income taxes

A.	Significant components of deferred tax assets and liabilities

	Recognized in earnings		As at December 31
	2015	2014	2015	2014
Assets
Provision for reclamation	$1,572	$75,732	$253,821	$251,045
Foreign exploration and development	(782)	(807)	5,322	6,103
Income tax losses	88,186	136,294	424,344	335,856
Defined benefit plan actuarial losses	—	—	5,184	5,813
Long-term investments and other	15,316	1,424	82,273	67,060

Deferred tax assets	104,292	212,643	770,944	665,877

Liabilities
Property, plant and equipment	(111,080)	(1,334)	69,875	182,841
Inventories	1,984	(15,719)	22,574	20,590
Other	—	(3,102)	—	—

Deferred tax liabilities	(109,096)	(20,155)	92,449	203,431

Net deferred tax asset	$213,388	$232,798	$678,495	$462,446

	2015	2014
Deferred tax allocated as
Deferred tax assets	$713,674	$486,328
Deferred tax liabilities	(35,179)	(23,882)

Net deferred tax asset	$678,495	$462,446

Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

B.	Movement in net deferred tax assets and liabilities

	2015	2014
Net deferred tax asset at beginning of year	$462,446	$224,294
Recovery for the year in net earnings(a)	213,388	246,558
Expense on discontinued operations	—	(13,761)
Recovery (expense) for the year in comprehensive income	(669)	3,171
Effect of movements in exchange rates	3,330	2,184

End of year	$678,495	$462,446

(a)	During the fourth quarter, we reversed amounts related to our deferred tax asset in the US totalling $72,600,000. We determined that it was no longer probable that there would be sufficient taxable profit in the future against which the operating losses and other tax deductions could be used.

C.	Significant components of unrecognized deferred tax assets

	2015	2014
Income tax losses	$194,045	$130,300
Property, plant and equipment	1,904	1,404
Provision for reclamation	25,952	—
Long-term investments and other	107,305	85,927

Total	$329,206	$217,631

D.	Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2015	2014
Loss from continuing operations before income taxes and non-controlling interest	$(79,268)	$(119,098)
Combined federal and provincial tax rate	26.9%	26.9%

Computed income tax recovery	(21,323)	(32,037)
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	(197,967)	(225,368)
Change in unrecognized deferred tax assets	111,575	76,009
Other taxes	2,172	3,430
Share-based compensation plans	1,528	2,094
Change in tax provision related to transfer pricing	(35,000)	12,000
Non-deductible (non-taxable) capital amounts	(2,362)	(8,108)
Other permanent differences	(1,253)	(3,288)

Income tax recovery	$(142,630)	$(175,268)

E.	Earnings and income taxes by jurisdiction

	2015	2014
Earnings (loss) from continuing operations before income taxes
Canada	$(959,661)	$(840,705)
Foreign	880,393	721,607

	$(79,268)	$(119,098)

Current income taxes (recovery)
Canada	$14,617	$(2,944)
Foreign	56,141	74,234

	$70,758	$71,290
Deferred income taxes (recovery)
Canada	$(291,363)	$(209,255)
Foreign	77,975	(37,303)

	$(213,388)	$(246,558)

Income tax recovery	$(142,630)	$(175,268)

F.	Reassessments

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2010, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $3,400,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2009 in the amount of $229,000,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances or provide security on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply and including the $3,400,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $7,000,000,000 for the years 2003 through 2015, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,100,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2009. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,650,000,000 and $1,700,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $825,000,000 and $850,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. Recently, the CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $232,614,000 already paid as at December 31, 2015 (December 31, 2014 - $211,604,000) (note 11). In addition to the cash remitted, we have provided $332,000,000 in letters of credit to secure 50% of the cash taxes and related interest amounts reassessed in 2015.

The case on the 2003, 2005 and 2006 reassessments is expected to go to trial in the third quarter of 2016. If this timing is adhered to, we expect to have a Tax Court decision within six to 18 months after the trial is complete.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted or secured as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $50,000,000 (previously $92,000,000). We have reduced the provision to reflect management’s revised estimate which takes into account additional contract information. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

United States

In 2015, we received Revenue Agent’s Reports (RARs) from the Internal Revenue Service (IRS) pertaining to the taxation years 2009, 2010 and 2011-2012, challenging the transfer pricing used under certain intercompany transactions. The RARs list the IRS’ proposed adjustments to taxable income and calculate the tax and penalties owing based on the proposed adjustments.

The proposed adjustments reflected in the RARs are focused on transfer pricing in respect of certain intercompany transactions within our corporate structure. The IRS asserts that a portion of the non-US income reported under our corporate structure and taxed outside the US should be recognized and taxed in the US. Having regard to advice from its external advisors, management believes that the conclusions of the IRS in the RARs are incorrect and is contesting them in an administrative appeal of the proposed adjustments. No cash payments are required while pursuing an administrative appeal. Management believes that the ultimate resolution of this matter will not be material to our financial position, results of operations or liquidity in the year(s) of resolution.

G.	Income tax losses

At December 31, 2015, income tax losses carried forward of $2,177,332,000 (2014 - $1,632,194,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2020	$—	$—	$1,247	$1,247
2028	94,702	—	—	94,702
2029	—	28,440	—	28,440
2030	—	1,661	—	1,661
2031	100,872	24,256	—	125,128
2032	234,093	23,938	—	258,031
2033	273,689	40,808	—	314,497
2034	280,382	22,511	—	302,893
2035	305,950	55,939	—	361,889
2036	—	—	—	—
2037	—	—	—	—
2038	—	—	—	—
2039	—	—	—	—
No expiry	—	—	688,844	688,844

	$1,289,688	$197,553	$690,091	$2,177,332

Included in the table above is $615,412,000 (2014 - $434,051,000) of temporary differences related to loss carry forwards where no future benefit is realized.

H.	Other comprehensive income

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the year ended December 31, 2015

	Before tax	Income tax expense	Net of tax
Remeasurements of defined benefit liability	$2,681	$(666)	$2,015
Exchange differences on translation of foreign operations	182,089	—	182,089
Unrealized gains on available-for-sale assets	25	(3)	22

	$184,795	$(669)	$184,126

For the year ended December 31, 2014

	Before tax	Income tax recovery (expense)	Net of tax
Remeasurements of defined benefit liability	$(10,930)	$2,978	$(7,952)
Exchange differences on translation of foreign operations	58,890	—	58,890
Gains on derivatives designated as cash flow hedges transferred to net earnings - discontinued operation	(400)	100	(300)
Unrealized losses on available-for-sale assets	(707)	94	(613)
Losses on available-for-sale assets transferred to net earnings	3	(1)	2

	$46,856	$3,171	$50,027

23.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2015 was 395,792,522 (2014 - 395,740,117).

	2015	2014
Basic earnings per share computation
Net earnings attributable to equity holders	$65,286	$185,234
Weighted average common shares outstanding	395,793	395,740

Basic earnings per common share	$0.16	$0.47

Diluted earnings per share computation
Net earnings attributable to equity holders	$65,286	$185,234
Weighted average common shares outstanding	395,793	395,740
Dilutive effect of stock options	—	315

Weighted average common shares outstanding, assuming dilution	395,793	396,055

Diluted earnings per common share	$0.16	$0.47

24.	Statements of cash flows

	2015	2014
Changes in non-cash working capital:
Accounts receivable	$216,266	$(18,063)
Inventories	(238,549)	12,690
Supplies and prepaid expenses	(46,620)	50,522
Accounts payable and accrued liabilities	(12,225)	(141,905)
Reclamation payments	(11,807)	(15,425)
Amortization of purchase price allocation	16,005	23,339
Other	5,312	980

Other operating items	$(71,618)	$(87,862)

25.	Share-based compensation plans

The Company has the following equity-settled plans:

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,079 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2015	2014
Beginning of year	8,353,006	9,817,443
Options granted	965,823	765,146
Options forfeited	(297,461)	(218,102)
Options expired	(518,130)	(1,696,189)
Options exercised [note 18]	—	(315,292)

End of year	8,503,238	8,353,006

Exercisable	6,475,811	5,819,252

Weighted average exercise prices were as follows:

	2015	2014
Beginning of year	$28.22	$29.95
Options granted	19.30	26.81
Options forfeited	29.60	30.69
Options expired	46.48	38.93
Options exercised	—	19.75

End of year	$26.04	$28.22

Exercisable	$27.34	$30.39

Total options outstanding and exercisable at December 31, 2015 were as follows:

		Options outstanding		Options exercisable
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price	Number	Weighted average exercisable price
$19.30 - 34.99	6,761,748	4.6	$22.63	4,734,321	$22.94
$35.00 - 54.38	1,741,490	2.1	$39.29	1,741,490	$39.29

	8,503,238			6,475,811

The foregoing options have expiry dates ranging from March 3, 2016 to March 1, 2023.

Non-vested stock option transactions for the respective years were as follows:

(Number of options)	2015	2014
Beginning of year	2,533,754	3,537,814
Options granted	965,823	765,146
Options forfeited	(17,320)	(58,686)
Options vested	(1,454,830)	(1,710,520)

End of year	2,027,427	2,533,754

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2015, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 791,071 (2014 - 620,654).

C.	Restricted share unit (RSU)

In 2011, the Company established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. In 2014, Cameco expanded the scope of the RSU plan to include additional employees of the Company. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of December 31, 2015, the total number of RSUs held by the participants was 479,320 (2014 - 246,394).

D.	Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2015, there were 3,659 participants in the plan (2014 - 3,704). The total number of shares purchased in 2015 with Company contributions was 309,251 (2014 - 280,765). In 2015, the Company’s contributions totalled $5,295,000 (2014 - $5,240,000).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the year, the Company recognized the following expenses under these plans:

	2015	2014
Stock option plan	$5,610	$7,802
Performance share unit plan	6,574	5,199
Restricted share unit plan	4,669	2,807
Employee share ownership plan	5,295	5,240

End of year	$22,148	$21,048

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	965,823	336,602	298,662
Average strike price	$19.30	—	$18.89
Expected dividend	$0.40	—	—
Expected volatility	32%	29%	—
Risk-free interest rate	0.7%	0.5%	—
Expected life of option	4.5 years	3 years	—
Expected forfeitures	7%	5%	7%
Weighted average grant date fair values	$4.30	$18.88	$18.89

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The Company has the following cash-settled plans:

A.	Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2015, the total number of DSUs held by participating directors was 623,534 (2014 - 542,391).

B.	Phantom stock option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2015, the number of options held by participating employees was 290,833 (2014 - 223,053) with exercise prices ranging from $19.30 to $39.53 per share (2014 - $19.37 to $46.88) and a weighted average exercise price of $26.05 (2014 - $28.81).

Cameco has recognized the following expenses under its cash-settled plans:

	2015	2014
Deferred share unit plan	$(1,088)	$(1,493)
Phantom stock option plan	77	(123)

	$(1,011)	$(1,616)

At December 31, 2015, a liability of $11,063,000 (2014 - $10,675,000) was included in the consolidated statements of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of the phantom stock option plan was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values of the phantom stock option plan at the grant and reporting dates were as follows:

	Grant date March 2, 2015	Reporting date December 31, 2015
Number of units	80,980	290,833
Average strike price	$19.30	$26.05
Expected dividend	$0.40	$0.40
Expected volatility	33%	32%
Risk-free interest rate	0.8%	0.6%
Expected life of option	4.6 years	3.4 years
Expected forfeitures	7%	7%
Weighted average measurement date fair values	$4.04	$1.76

26.	Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan. This plan is registered under the Pension Benefits Standard Act, 1985. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is a defined benefit plan.

Under the supplemental executive pension plan (SEPP), Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. Security is provided for the SEPP benefits through a letter of credit held by the plan’s trustee. The face amount of the letter of credit is determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation is required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependants. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $1,665,000 in contributions and letter of credit fees to its defined benefit plans in 2016.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.

The effective date of the most recent valuations for funding purposes on the registered defined benefit pension plans is January 1, 2015. The next planned effective date for valuations is January 1, 2018.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Fair value of plan assets, beginning of year	$10,877	$15,402	$—	$—
Interest income on plan assets	406	717	—	—
Return on assets excluding interest income	1,960	188	—	—
Employer contributions	—	10	—	—
Benefits paid	(2,581)	(5,420)	—	—
Administrative costs paid	(30)	(20)	—	—

Fair value of plan assets, end of year	$10,632	$10,877	$—	$—

Defined benefit obligation, beginning of year	$52,440	$44,386	$20,107	$16,947
Current service cost	1,744	2,203	1,195	960
Interest cost	1,627	1,940	813	825
- demographic assumptions	—	971	38	106
- financial assumptions	(1,007)	5,992	(1,228)	2,037
- experience adjustment	(195)	2,192	1,671	(180)
Past service cost	—	2,374	—	—
Benefits paid	(3,175)	(6,674)	(825)	(588)
Foreign exchange	1,562	(944)	—	—

Defined benefit obligation, end of year	$52,996	$52,440	$21,771	$20,107

Defined benefit liability [note 16]	$(42,364)	$(41,563)	$(21,771)	$(20,107)

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension benefit plans
	2015	2014
Asset category(a)
Canadian equity securities	8%	7%
Global equity securities	16%	13%
Canadian fixed income	25%	21%
Other(b)	51%	59%

Total	100%	100%

(a)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2015 and 2014 respectively.
(b)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration:

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Current service cost	$1,744	$2,203	$1,195	$960
Net interest cost	1,221	1,223	813	825
Past service cost	—	2,374	—	—
Administration cost	30	20	—	—

Defined benefit expense [note 19]	2,995	5,820	2,008	1,785
Defined contribution pension expense [note 19]	17,961	17,274	—	—

Net pension and other benefit expense	$20,956	$23,094	$2,008	$1,785

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Actuarial loss (gain)	$(1,202)	$9,155	$481	$1,963
Return on plan assets excluding interest income	(1,960)	(188)	—	—

	$(3,162)	$8,967	$481	$1,963

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Discount rate - obligation	3.9%	3.4%	4.0%	3.9%
Discount rate - expense	3.4%	4.4%	3.9%	4.8%
Rate of compensation increase	3.0%	3.0%	—	—
Initial health care cost trend rate	—	—	7.0%	7.0%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2021	2018
Dental care cost trend rate	—	—	5.0%	5.0%

At December 31, 2015, the weighted average duration of the defined benefit obligation for the pension plans was 19.6 years (2014 - 20.3 years) and for the other benefit plans was 15.0 years (2014 - 14.0 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans
	Increase	Decrease	Increase	Decrease
Discount rate	$(6,449)	$8,412	$(2,985)	$3,791
Rate of compensation increase	2,553	(2,307)	n/a	n/a

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2015. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $1,207,000.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to re-measure the defined benefit obligation of the entire plan.

27.	Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency, interest rate and commodity contracts change.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A.	Commodity price risk

As a significant producer and supplier of uranium and nuclear fuel processing services, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals and geopolitical events.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

Cameco does not hold any significant financial instruments that expose the Company to material commodity price risk as of the reporting date.

B.	Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales and option contracts to establish a price for future delivery of the foreign currency. These foreign currency contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

		Carrying value
	Currency	(Cdn)	Gain (loss)
Cash and cash equivalents	USD	123,089	6,154
Accounts receivable	USD	212,433	10,622
Long-term receivables, investments and other	USD	90,634	4,532
Accounts payable and accrued liabilities	USD	(127,111)	(6,356)
Net foreign currency derivatives	USD	(167,060)	(87,746)

A 5% strengthening of the Canadian dollar against the currencies above at December 31, 2015 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.

C.	Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2015, the proportion of Cameco’s outstanding debt that carries fixed interest rates is 80% (2014 - 80%).

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $300,000,000 of the Series D senior unsecured debentures were swapped for variable rate payments. The swaps terminate on September 2, 2019. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 3.7% and receives fixed interest payments of 5.67%. At December 31, 2015, the fair value of Cameco’s interest rate swap assets was $10,783,000 (2014 - $2,978,000).

Cameco is also exposed to interest rate risk on its loan facility with Inkai and on NUKEM’s multicurrency revolving loan facility due to the variable nature of the interest rates contained in the terms therein.

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on variable rate financial instruments to be as follows:

Gain (loss)
Interest rate contracts	$(3,029)
Advances receivable from Inkai	794

No amounts were drawn against NUKEM’s revolving loan facility as of December 31, 2015.

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment.

Cameco manages the risk of non-payment by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions.

The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

	2015	2014
Cash and cash equivalents	$458,604	$566,583
Accounts receivable	240,626	435,479
Advances receivable from Inkai [note 32]	87,188	91,672
Derivative assets	11,143	3,889
Other	3,446	—

At December 31, 2015, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high. All accounts receivable at the reporting date are neither past due nor impaired.

Cameco has established programs for sales without recourse of trade accounts receivable to financial institutions. Through these programs, the Company surrenders the control, risks and benefits associated with the accounts receivable sold. The amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statement of financial position at the time of sale. The total amount of receivables sold under these programs and derecognized in accordance with IAS 39 during 2015 was $201,992,000 ($152,410,000 (USD)) (2014 - $145,477,000 ($130,295,000 (USD)).

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2015:

		Outstanding and
	Total amount	committed	Amount available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facilities	1,490,809	1,384,061	106,748
NUKEM multicurrency revolving loan facility	112,718	562	112,156

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

	Carrying amount	Contractual cash flows	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Accounts payable and accrued liabilities	$317,856	$317,856	$317,856	$—	$—	$—
Dividends payable	39,579	39,579	39,579	—	—	—
Long-term debt	1,492,237	1,500,000	—	—	500,000	1,000,000
Foreign currency contracts	167,420	167,420	167,420	—	—	—
Other derivative liabilities	816	816	816	—	—	—

Total contractual repayments	$2,017,908	$2,025,671	$525,671	$—	$500,000	$1,000,000

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Total interest payments on long-term debt	$544,380	$69,390	$138,780	$110,430	$225,780

Measurement of fair values

A.	Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At December 31, 2015

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$458,604	$—	$—	$458,604
Accounts receivable [note 7]	—	246,865	—	—	246,865
Derivative assets [note 11]
Foreign currency contracts	360	—	—	—	360
Interest rate contracts	10,783	—	—	—	10,783
Investments in equity securities [note 11]	—	—	938	—	938
Advances receivable from Inkai [note 32]	—	87,188	—	—	87,188
Other	—	3,446	—	—	3,446

	$11,143	$796,103	$938	$—	$808,184

Financial liabilities
Accounts payable and accrued liabilities [note 13]	$—	$—	$—	$317,856	$317,856
Dividends payable	—	—	—	39,579	39,579
Derivative liabilities [note 16]
Foreign currency contracts	167,420	—	—	—	167,420
Other	816	—	—	—	816
Long-term debt [note 15]	—	—	—	1,492,237	1,492,237

	168,236	—	—	1,849,672	2,017,908

Net	$(157,093)	$796,103	$938	$(1,849,672)	$(1,209,724)

At December 31, 2014

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$566,583	$—	$—	$566,583
Accounts receivable [note 7]	—	455,002	—	—	455,002
Derivative assets [note 11]
Foreign currency contracts	911	—	—	—	911
Interest rate contracts	2,978	—	—	—	2,978
Investments in equity securities [note 11]	—	—	6,601	—	6,601
Advances receivable from Inkai [note 32]	—	91,672	—	—	91,672

	$3,889	$1,113,257	$6,601	$—	$1,123,747

Financial liabilities
Accounts payable and accrued liabilities [note 13]	$—	$—	$—	$316,258	$316,258
Dividends payable	—	—	—	39,579	39,579
Derivative liabilities [note 16]
Foreign currency contracts	67,916	—	—	—	67,916
Long-term debt [note 15]	—	—	—	1,491,198	1,491,198

	67,916	—	—	1,847,035	1,914,951

Net	$(64,027)	$1,113,257	$6,601	$(1,847,035)	$(791,204)

Cameco does not have any financial instruments classified as held-for-trading, or held-to-maturity as of the reporting date.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at December 31, 2015

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 11]
Foreign currency contracts	$360	$—	$360	$360
Interest rate contracts	10,783	—	10,783	10,783
Investments in equity securities [note 11]	938	938	—	938
Derivative liabilities [note 16]
Foreign currency contracts	(167,420)	—	(167,420)	(167,420)
Other	(816)	—	(816)	(816)
Long-term debt [note 15]	(1,492,237)	—	(1,786,567)	(1,786,567)

Net	$(1,648,392)	$938	$(1,943,660)	$(1,942,722)

As at December 31, 2014

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 11]
Foreign currency contracts	$911	$—	$911	$911
Interest rate contracts	2,978	—	2,978	2,978
Investments in equity securities [note 11]	6,601	6,601	—	6,601
Derivative liabilities [note 16]
Foreign currency contracts	(67,916)	—	(67,916)	(67,916)
Long-term debt [note 15]	(1,491,198)	—	(1,765,178)	(1,765,178)

Net	$(1,548,624)	$6,601	$(1,829,205)	$(1,822,604)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as a recurring level 2 fair value measurement.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.6% to 2.2% (2014 - 1.2% to 2.3%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C.	Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	2015	2014
Non-hedge derivatives:
Foreign currency contracts	$(167,060)	$(67,005)
Interest rate contracts	10,783	2,978
Other	(816)	—

Net	$(157,093)	$(64,027)

Classification:
Current portion of long-term receivables, investments and other [note 11]	$3,823	$500
Long-term receivables, investments and other [note 11]	7,320	3,389
Current portion of other liabilities [note 16]	(168,236)	(53,873)
Other liabilities [note 16]	—	(14,043)

Net	$(157,093)	$(64,027)

The following table summarizes the different components of the losses on derivatives included in net earnings:

	2015	2014
Non-hedge derivatives:
Foreign currency contracts	$(292,039)	$(126,069)
Interest rate contracts	10,708	4,893
Other	721	16

Net	$(280,610)	$(121,160)

28.	Capital management

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital in 2015 remained unchanged from the prior comparative period.

Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

The capital structure at December 31 was as follows:

	2015	2014
Long-term debt [note 15]	$1,492,237	$1,491,198
Cash and cash equivalents	(458,604)	(566,583)

Net debt	1,033,633	924,615

Non-controlling interest	(1,741)	160
Shareholders’ equity	5,547,020	5,443,644

Total equity	5,545,279	5,443,804

Total capital	$6,578,912	$6,368,419

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees and set minimum levels for net worth. As of December 31, 2015, Cameco met these requirements.

The terms of NUKEM’s revolving loan facility contain a financial covenant that places restrictions on total debt and working capital balances. The facility also requires Cameco, as guarantor, to maintain a minimum credit rating. As of December 31, 2015 the Company is in compliance with all requirements under this facility.

29.	Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

A.	Business segments - 2015

For the year ended December 31, 2015

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,866,198	$318,999	$553,665	$15,516	$2,754,378

Expenses
Cost of products and services sold	989,239	226,854	516,880	11,842	1,744,815
Depreciation and amortization	269,084	30,670	(5,103)	17,867	312,518

Cost of sales	1,258,323	257,524	511,777	29,709	2,057,333

Gross profit (loss)	607,875	61,475	41,888	(14,193)	697,045

Administration	—	—	18,130	168,680	186,810
Impairment charges	215,488	—	—	—	215,488
Exploration	40,259	—	—	—	40,259
Research and development	—	—	—	6,587	6,587
Loss on disposal of assets	1,753	564	9	—	2,326
Finance costs	—	—	4,593	99,022	103,615
Loss (gain) on derivatives	—	—	(587)	281,197	280,610
Finance income	—	—	(3)	(5,414)	(5,417)
Share of loss from equity-accounted investees	758	—	—	—	758
Other expense (income)	4,600	—	1,899	(61,222)	(54,723)

Earnings (loss) before income taxes	345,017	60,911	17,847	(503,043)	(79,268)
Income tax recovery					(142,630)

Net earnings					63,362

Capital expenditures for the year	$344,610	$13,952	$—	$—	$358,562

For the year ended December 31, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,777,180	$306,235	$349,245	$(35,128)	$2,397,532

Expenses
Cost of products and services sold	902,813	237,872	319,369	(39,286)	1,420,768
Depreciation and amortization	272,632	30,038	7,584	28,729	338,983

Cost of sales	1,175,445	267,910	326,953	(10,557)	1,759,751

Gross profit (loss)	601,735	38,325	22,292	(24,571)	637,781

Administration	—	—	16,591	159,794	176,385
Impairment charges	143,078	183,615	—	—	326,693
Exploration	46,565	—	—	—	46,565
Research and development	—	—	—	5,044	5,044
Gain (loss) on disposal of assets	32,959	11,808	(5)	—	44,762
Finance costs	—	—	4,428	107,425	111,853
Loss on derivatives	—	—	1,799	119,361	121,160
Finance income	—	—	(14)	(7,388)	(7,402)
Share of loss from equity-accounted investees	3,874	13,267	—	—	17,141
Other expense (income)	(68,626)	18,035	(659)	(34,072)	(85,322)

Earnings (loss) before income taxes	443,885	(188,400)	152	(374,735)	(119,098)
Income tax recovery					(175,268)

Net earnings from continuing operations					56,170

Capital expenditures for the year	$466,332	$13,776	$—	$—	$480,108

B.	Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	2015	2014
United States	$2,135,977	$1,914,583
Canada	341,568	308,327
Germany	276,833	174,622

	$2,754,378	$2,397,532

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2015	2014
Canada	$3,867,740	$4,048,009
Australia	684,261	643,986
United States	429,815	409,495
Other	327,847	274,527
Germany	135,627	116,106

	$5,445,290	$5,492,123

C.	Major customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2015, revenues from one customer of Cameco’s uranium, fuel services and NUKEM segments represented approximately $320,312,000 (2014 - $281,485,000), approximately 12% (2014 - 12%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedule.

30.	Group entities

The following are the principal subsidiaries and associates of the Company:

	Principal place	Ownership interest
	of business	2015	2014
Subsidiaries:
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
NUKEM Investments GmbH	Germany	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%

Associates
GE-Hitachi Global Laser Enrichment LLC	US	24.00%	24.00%
UEX Corporation	Canada	20.33%	21.28%

31.	Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations located around the world. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. The participants in the Inkai joint operation purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Principal place of business	Ownership	2015	2014
Total assets
McArthur River	Canada	69.81%	$1,107,017	$1,074,501
Key Lake	Canada	83.33%	629,075	645,186
Cigar Lake	Canada	50.03%	1,674,805	1,617,101
Inkai	Kazakhstan	60.00%	436,611	359,554

			$3,847,508	$3,696,342

Total liabilities
McArthur River		69.81%	$49,986	$54,170
Key Lake		83.33%	174,654	181,443
Cigar Lake		50.03%	39,201	52,580
Inkai		60.00%	176,163	171,198

			$440,004	$459,391

Through unsecured shareholder loans, Cameco has agreed to fund the development of the Inkai project. Cameco eliminates the loan balances recorded by Inkai and records advances receivable (notes 11 and 32) representing its 40% share.

32.	Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents and contributes to pension plans on their behalf (note 26). Senior management and directors also participate in the Company’s share-based compensation plans (note 25).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	2015	2014
Short-term employee benefits	$20,271	$19,922
Post-employment benefits	5,787	8,395
Share-based compensation(a)	12,749	11,306

	$38,807	$39,623

(a)	Excludes deferred share units held by directors (see note 25).

Other related party transactions

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limits of the loan facilities are $189,218,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At December 31, 2015, $157,492,000 (US) of principal and interest was outstanding (2014 - $197,551,000 (US)).

Cameco’s share of outstanding principal and interest was $87,188,000 at December 31, 2015 (2014 - $91,672,000) (note 11). For the year ended December 31, 2015, Cameco recorded interest income of $2,007,000 relating to this balance (2014 - $2,038,000).